COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone (212) 266-7200

03003792

February 7, 2003

RECEIVED FEB 10 2003 SEC MAIL PROCESSING SECTION WASH., D.C. 155

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

SUPPL

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed an English language press release, together with an English version of remarks of the Chairman of Commerzbank's Board of Managing Directors, published by several wire services regarding Commerzbank which could substantially influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

enclosure

Commerzbank - 2002 financial statements

- **profit before taxes: -372m euros**
- **provisioning as budgeted at 1.32bn euros**
- **operating expenses down 12%**
- **restructuring expenses of 209m euros**
- **core capital ratio rises to 7.3%**
- **full distribution for profit-sharing certificates**
- **outlook for 2003: return to profitability**

The Commerzbank Group had to accept a pre-tax loss of 372m euros for the 2002 financial year. After a positive tax effect of 107m euros and minority interests had been taken into account, a net loss of 298m euros remained. Nevertheless, as a gesture towards its shareholders, the bank's chairman, Klaus-Peter Müller, will propose to the supervisory board on March 31 that a dividend of 10 cents per share be paid.

Given a further deterioration in overall conditions, net interest and commission income as well as proprietary trading failed to reach their year-earlier levels. At the same time, the wave of insolvencies made a sharp increase in provisioning necessary, which was exactly in line with forecasts at 1.32bn euros. The bank achieved distinct successes in its cost-cutting. At 5.15bn euros, operating expenses were not only 12% lower than in 2001, but also easily fell short of the bank's self-set target of 5.5bn euros.

The net result on investments and securities includes, on the one hand, large write-downs and, on the other hand, the income from the sale of the bank's 3.9% interest in Crédit Lyonnais. All the same, the negative revaluation reserve was 532m euros lower than at end-September, reaching -750m euros at year-end. The core capital ratio (including market risks) rose to 7.3% according to BIS on December 31, 2002.

For the current year, the board of managing directors expects a return to profitability, even under adverse conditions. Among other things, a further reduction of costs to below 5bn euros will be instrumental here.

Provisional consolidated income statement, 2002 (unaudited)*

in million euros	**2002**	**2001**
Net interest income	3,126	3,581
Provision for possible loan losses	(1,321)	(927)
Net commission income	2,109	2,267
Trading profit	543	1,197
Net result on hedge accounting	(56)	63
Net result on investments and securities portfolio	(87)	219
Other operating result	676	(220)
Operating expenses	(5,153)	(5,855)
Profit/loss before restructuring expenses	(163)	325
Restructuring expenses	(209)	(282)

Pre-tax profit/loss	(372)	43
Taxes on income	107	114
Minority interests	(33)	(55)
Net profit/loss	(298)	102
Core capital ratio (according to BIS)	7.3%	6.0%

**Minus figures are shown in parentheses.*

Klaus-Peter Müller
Chairman of the Board
of Managing Directors
Commerzbank AG
Frankfurt am Main

Press conference
Frankfurt am Main
February 5, 2003

Remarks as prepared for delivery

Ladies and gentlemen,

Welcome to this press conference, which we have called to present our financial results for 2002. As you know, we originally intended to publish no more than a press release containing the key figures for last year at this early point in time and to comment upon the complete and definitive set of figures at a press conference early in April. However, we now already have a whole series of numbers, which – though they count as "provisional" – nevertheless give a sufficiently clear picture of the past financial year. We decided quite spontaneously, therefore, to meet the need of the public and the markets for information at the earliest possible opportunity. We also want to show that we are not afraid to present even unsatisfactory results in a candid and transparent manner, and comment upon them in detail. However, we are unable to present our segment reporting today, as it is still incomplete.

I am also going to attempt to show that we at this bank are not fatalistically accepting the adverse overall conditions. Rather, we are actively working to put ourselves on the road to recovery. In concrete terms, this means that after posting a loss for 2002 at Group level, we are confident, thanks to the strategic and organizational measures which we have introduced and our far better-than-planned successes on the cost-cutting front, that we will return to profitability in the current year – even if conditions remain persistently adverse. Every – unfortunately as yet unforeseeable – improvement in the mood of the financial markets, in economic performance or in the situation as regards risk would ease the strain on us to a disproportionately great extent. At all events, it is no exaggeration to call 2003 one of the most important years in the history of our bank, which stretches back over more than 130 years. We will do all that is in our power to emerge strengthened from this painful earnings and adjustment crisis. And I am convinced that we will manage this, if we concentrate on our strengths and approach the future with confidence. Only the confident are able to transform problems into opportunities; those lacking confidence do just the opposite.

Net loss of €298m in 2002 – successful cost reductions – risks under control – dividend of €0.10 per share proposed to Supervisory Board

I turn now to our provisional and still unaudited financial statements for 2002, insofar as they are available. To use the newly buzzword: it really was a dreadful year, an *annus horribilis*. For nearly all banks and for German business as a whole, it was probably the worst in 50 years.

As if the huge extraordinary burdens imposed by write-downs on securities, restructuring expenses and risk provisioning were not enough, our operating income also declined dramatically. The Group's net interest income, for example, was almost half a billion euros lower than in the previous year, at €3.1bn. This sharp fall was primarily due to the following factors. For one thing, Rheinhyp has not been included in our figures since last August; it used to contribute a monthly €35-40m to our net interest income. For another, the new Eurohypo reduced interest income by €30m, primarily through the amortization of goodwill. Altogether, this accounts for a decline of roughly €200m in interest income.

In addition, while we were able to reduce our risk-weighted assets by means of asset-backed securities programmes – which was good for our ratios, but had a negative impact on net interest income. What is more, our interest income from the dollar area was adversely affected by the appreciation of the euro in the fourth quarter .

Our net commission income declined less strongly, namely by 7%, or €158m. This was largely because we managed to achieve new record sales for our open-ended property fund Haus-Invest, which compensated at least partially for our customers' lack of interest in equities. At the same time, commissions in foreign commercial business, payment transactions and guarantees generated higher income. On the other hand, the commissions earned on syndicated loans and new issues and also in asset management were lower. As expected, the trading profit, which was more than halved, reflected the depressed state of the international stock markets.

The net result on the investments and securities portfolio, with its negative balance of €87m, was affected by several extraordinary factors, some of them quite sizeable. For instance, it includes write-downs on our package of T-Online shares, as well as on various investment-fund units and private-equity investments. On the other hand, we received extraordinary income from the sale of our 3.9% interest in Crédit Lyonnais.

All in all, our income was €1.7bn lower than in 2001, a decline which even dramatic savings on the costs side were unable to offset.

However, there were bright spots, such as provisioning. We managed to achieve what many experts thought us incapable of achieving, namely to realize the forecast presented in our last interim report and to hold our valuation allowances at just over €1.3bn. At €1.32bn, we were dead on course. And, in order to counter one of the frequent suspicions, let me add – in what has become a stereotyped comment – that we have once again looked very thoroughly here. We have valued our loan book conservatively, and our provisioning is adequate in every respect.

I think this precision landing also represents clear confirmation of what we have frequently claimed: we have our risks under control. We have state-of-the-art risk-management systems and they are among the best that the industry has to offer, as critical rating agencies and bank analysts have also confirmed.

As a ratio of our average loans outstanding, our provisioning amounted to 0.76% – compared with 0.39% a year earlier. This is the highest ratio in many years and gives us no grounds for complacency. But it leaves us in a really good position, nationally and internationally, relative to our competitors in a similar situation. All the same, one of our most urgent tasks is to get both the ratio and the absolute amount of valuation allowances down significantly over the next few years. Not by refusing to lend – an accusation levelled at private-sector banks in general – nor by lending indiscriminately as in the past. Instead, we must lend in a targeted, risk-conscious manner to provide SMEs, or the successful *Mittelstand*, in particular with credit.

Incidentally, this *Mittelstand* continues to be easily our most profitable corporate target group. Loan defaults here are smaller than at larger companies, not only in absolute terms but also relative to total lending. For companies in the larger corporate bracket, i.e. with turnover of up to €5bn, we had to set aside roughly 90% of our earnings for provisioning purposes in 2002. So there are sound economic reasons, and not simply political or moral reasons, behind our special efforts to woo smaller businesses.

But back to our income statement. The development of costs is also another bright spot and a great source of hope. In 2002, we brought operating expenses down by a good €700m, or 12%, to €5.15bn, which was a clear improvement on our ambitious target figure of €5.5bn.

Apart from the removal of Rheinhyp from the list of consolidated companies, personnel costs – in the meantime, the staff reductions of 3,400 under the 2001 cost-cutting offensive have largely been completed – and non-personnel operating costs were instrumental here. The range of savings stretches from the purchasing of materials to rental costs for office premises and IT projects.

Last but not least, we had to shoulder restructuring expenses of €209m. Apart from the €32m for comdirect bank, mentioned in our last interim report, these include substantial amounts to cover our fresh orientation in retail banking and securities. In addition, sizeable amounts have been earmarked for the restructuring of organization, service facilities management and also of the credit and personnel areas. I should also add that €84m of the sum set aside to cover restructuring expenses for last year has not yet been used.

After extraordinary expenses and extraordinary income of over one billion euros each, we show a loss of €163m before tax and restructuring. Once tax income of €107m and minority interests have been deducted, the consolidated loss for the year is €298m. Nevertheless, after much consideration, we have decided to propose to the Supervisory Board at its meeting on March 31 for approving the annual financial statements that a dividend payment of 10 cents per share be made. This decision is a gesture towards our 360,000 shareholders, who have already had to put up with the decline in the Bank's share price. Naturally, the many investors in our various profit-sharing certificates will also receive a distribution in respect of the past financial year.

Return to profitability in 2003

So much for the dreadful year 2002, in which we had to contend with a lot of bad news. After coping with extra burdens of more than a billion euros, however, we can move forward, justly confident, into a future that will certainly not be all plain sailing.

At the moment, we are intensively involved with the details of our "cost-cutting offensive plus", the outcome of which in terms of personnel and other operating expenses will be established in March. Implementation will follow immediately. The cutting of at least 425 front-office jobs in investment banking – a measure which has been separated from this project – has begun. At the same time, however, some fresh recruitment is planned in expanding and profitable areas. The cuts mainly affect our overseas outlets in New York, Tokyo and Singapore. Parallel to this, 900 personnel are being shed in our retail branch business under the "Play to win" programme.

With the aid of all the measures that have either already been resolved or are still to be resolved, we will reduce costs further to under €5bn this year. By the end of 2004, when the main impact of the cost-cutting offensive plus will be felt, we should have a cost base of roughly €4.5bn, practically €1.5bn lower than in 2001. Further shrinkage cannot be justified unless we want to run the risk of crassly neglecting our business duties, our customers and our competitive position.

Our internal planning for 2003 envisages a return to black figures, even if conditions remain adverse. Given the economic and market-induced volatility to which banks are exposed like virtually no other sector, it is impossible to say at such an early stage how high the result will be at year-end. Last year's experience suggests that it would even be irresponsible to indicate a broader band of fluctuation for profit. But we are convinced that we will achieve a turnaround in 2003, unless the economy collapses altogether and the risks get entirely out of control.

Equity position strengthened

One of the encouraging tendencies last year was the development of our capital ratios. At the end of last year, our BIS core capital ratio of 7.3% – including market-risk items, which is important for comparisons – was not only above the year-earlier figure of 6.0% and also the September figure of 6.7%, but also represented a record high. The overall capital ratio reached 12.4% at year-end, which also marked a new peak. This is why it is really absurd to claim that we are undercapitalized. The improvement was due not only to the Rheinhyp effect but also to our active management of the securitization of both commercial and private credit risk, frequently in conjunction with Kreditanstalt für Wiederaufbau. Within a year, our risk-weighted assets declined by €43bn, €22bn of which was in connection with the deconsolidation of Rheinhyp.

Like its equity position, Commerzbank's liquidity position is also secured over the long term. For the most part, the premiums on our issues have returned to the level at which they stood before last autumn's crisis.

The revaluation reserve, which appears in our balance sheet yet has no consequences for regulatory capital, stood at minus €750m per end-December, and was thus well below its September level of minus €1.28bn. The horror scenarios that are occasionally presented have failed to materialize, therefore.

Strategy for restoring sustained profitability

By way of conclusion, I should like to briefly summarize the key points of our strategic planning, with the aid of which we want to earn at least our average cost of capital of 10.3% over the medium term.

In retail-customer business, whose return to black figures was encouragingly quick after its deficit of €185m in 2001, we are using a bundle of measures to boost earnings and achieve savings in order to produce an after-tax return on equity of more than 7% even in 2004. This takes into account that comdirect bank will be back in the black this year after implementing its "com one" programme. However, we cannot give any concrete details for 2002, because our segment reporting is not yet available.

In corporate-customer business, we similarly have to do even better and certainly will do so. The greatest challenge among the numerous individual measures to be adopted in organization, production and distribution is to systematically integrate corporate and investment banking. For this purpose, we are setting up four centres for financial engineering in Germany, each of them placed under the responsibility of a regional board member. They will receive support from the derivatives groups at the main branches and also from a newly created support unit in our securities department. It is the sole duty of these staff to help branches sell investment-banking products to German corporate customers. Our daily practical experience has taught us, namely, that many medium-sized firms are potential customers for such products.

We have also learned that it is not easy to combine the various positions and traditions of the old and the new banking world. But we are firmly convinced that, having intensively sought the optimal solution, we have now found one which allows us to use to the full the strengths of all the areas and personnel involved – in other words, the product know-how of the investment-banking specialists and the distribution strength and close customer contacts of the corporate relationship manager.

In line with this even stronger focus on our core target groups and the regional European market, we began immediately after making the decision last November to prune our non-

European investment-banking activities considerably. About half of the staff reductions in investment banking have already been realized. Once the cuts have been completed, we will have roughly 30% fewer employees in this area than we used to have. Regardless of market sentiment, we intend to get back into black figures in investment banking this year.

This is a more ambitious goal as regards asset management, which we radically restructured and scaled down in 2002, unless there is a marked improvement in the mood on the stock exchange. First and foremost, we combined our domestic activities to form a single large unit, Cominvest, and we examined our foreign strategy, the most visible outcome of which was the disposal of our US subsidiary, Montgomery.

All business lines are seeking to become more strongly sales-oriented, which is also a key criterion for success. We are fully aware that the future lies not so much in successfully holding down costs as, above all, in tapping earnings potential. In this connection, we will critically examine the efficiency of our existing costly production capacities. Our goal is quite simply to offer customers specially tailored products, regardless of whether we have created these ourselves or have purchased them from third parties outside the Group.

It is fully in keeping with this strategy to consider acquisitions in order to broaden our sales and customer base. And it naturally involves closer ties with the AMB Generali group, our strategic partner for insurance and home-loan savings plans. Recently, doubts have been expressed in this connection, so I am glad to have this opportunity to state once again that this cooperation agreement remains one of our highest business priorities.

In order to finance possible acquisitions, but also to save equity and to underline the concentration on core activities, we will actively pursue the disposal of non-strategic investments in the financial and industrial sectors. Naturally, we are doing this without any haste and under no pressure. As in the past, disposals will only occur if two parameters are met: we must be able to achieve the price we envisage and the company in question has to be in agreement.

The same logic underlies our plans to outsource parts of information technology to external professionals. At present, we are examining with IBM the chances for outsourcing the IT for investment banking. We hope to achieve substantial savings through such a possible move, but also greater transparency and more flexibility in our IT operations.

You can see, therefore, that we are making intensive efforts to restructure Commerzbank and to reposition the Bank strategically. For some people, the restructuring may not be fast or radical enough. But we also have to consider the interests of our customers and employees. If at the end of the day we have a new bank but are losing our customers, then something has gone wrong. We do not intend to jeopardize the high level of customer satisfaction, of which we are proud but which also represents a new daily challenge for us. Incidentally, similar considerations also apply to the populist but currently hardly realistic demands for partial mergers – in transaction banking, for example – or even full-scale mergers. Our goal is no more and no less than to position Commerzbank in a rapidly changing competitive environment as the best nationwide bank for demanding private customers and the successful *Mittelstand*. The chances of attaining this goal are not at all bad, given our total of almost four million customers in our home market, a market share of practically 6% that is capable of further expansion in the affluent private-customer segment and the fact that 40% of *Mittelstand* firms have an account with us. The same holds true for our market share of 16% in handling the financial side of Germany's external trade, which at a time when domestic demand is falling, is the only concrete ray of hope for companies, as the VDMA association has recently confirmed. And if we make progress on the market side, the financial target of a return on equity on a level with the cost of capital also moves within reach.